UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 000-56743

Intermap Technologies Corporation

(Translation of registrant’s name into English)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Report of Voting Results
99.2	Press Release dated June 26, 2025
99.3	Amended Notice of the Meeting and Record Date with respect to Annual General Meeting to be held on June 26, 2025, dated May 23, 2025
99.4	Management Information Circular dated May 28, 2025 with respect to Annual General Meeting to be held on June 26, 2025 and filed with SEDAR+ on June 5, 2025
99.5	Form of Proxy with respect to Annual General Meeting to be held on June 26, 2025
99.6	Notice of Annual General Meeting of Shareholders to be held on June 26, 2025, dated May 28, 2025
99.7	News Release dated June 20, 2025
99.8	Press Release dated July 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMAP TECHNOLOGIES CORP.

Date: July 11, 2025
	By:	/s/ Patrick A. Blott
	Name:	Patrick A. Blott
	Title:	Chief Executive Officer